July 6, 2010
VIA EDGAR
Ms. Kathryn McHale
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561
Re:	Isabella Bank Corporation Form 10-K Filed March 11, 2010 File No. 000-18415

Form 10-Q Filed May 7, 2010 File No. 000-18415
Dear Ms. McHale:
This letter is to confirm our counsel’s conversation of today with Ms. Chris Harley regarding Isabella Bank Corporation’s (“Isabella”) request to extend the time to respond to your letter of June 30, 2010. As discussed with Ms. Harley, Isabella will be allowed to respond by July 22, 2010, instead of within the 10 business days as indicated in your letter.
Very truly yours,
ISABELLA BANK CORPORATION

/s/ Peggy L. Wheeler
Peggy L. Wheeler

cc: Dennis P. Angner
ISABELLA BANK CORPORATION    P.O. Box 100 Mt. Pleasant, MI 48804-0100    www.isabellabank.com